UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

MGP INGREDIENTS, INC.
(Exact name of the registrant as specified in its charter)

Kansas 0-17196 45-4082531
(State or other jurisdiction of     (Commission     (IRS Employer
incorporation or organization)     File Number)     Identification No.)

Cray Business Plaza,
100 Commercial Street, Box 130
Atchison, Kansas                      66002
(Address of Principal Executive Offices)    (Zip Code)

Donald P. Tracy
Interim Co-Chief Executive Officer, Vice President and Chief Financial Officer
(913) 367-1480
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[x]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Form SD is filed by MGP Ingredients, Inc. (the “Company”) pursuant to Rule 13p-1 promulgated under the Securities Exchange Act, as amended, for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”).
The Rule requires disclosure of certain information relating to “conflict minerals,” which are defined in the Rule as gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives of tantalum, tin and tungsten. The Rule applies to those public companies which manufacture or contract to manufacture products in which any of the conflict minerals are necessary to the product’s functionality or production.
As required by the Rule, the Company undertook an analysis of the products it manufactures or contracts to manufacture to determine if any of the conflict minerals was necessary to the products’ functionality or production. The Company concluded that metal hoops on storage barrels the Company purchases and uses in its finished products (i.e., that it contracts to manufacture) contain tungsten, one of the conflict minerals.
Accordingly, as required by the Rule and consistent with the framework presented by the Organisation for Economic Co-operation and Development (the “OECD”) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten, the Company conducted a reasonable country of origin inquiry.
Under the OECD Guidance, a downstream company such as the Company is expected to:

1.	establish strong company management systems to ensure that existing due diligence and management systems of companies in the supply chain are structured for effective due diligence;

2.	identify and assess risks in the supply chain relating to the extraction, consolidation, transport, trading, and export of conflict minerals from conflict-affected and high-risk areas; and

3.	design and implement a strategy to respond to identified risks in order to prevent or mitigate adverse impacts.

The inquiry was designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola (a “Covered Country”) or are from recycled or scrap sources, as defined in the Rule.
The Company contacted each of its barrel suppliers, explaining the requirements of the Rule, its applicability to the Company, and requested that the barrel suppliers disclose to the Company their suppliers of tungsten in the steel used in the manufacturing of barrel hoops. The Company then reached out to each such supplier, explaining the requirements of the Rule and its applicability to the Company and requesting the steel suppliers certify that tungsten in the barrel hoops was recycled and if not, did not originate in a Covered Country. In support of that certification, the Company requested and was provided with each supplier’s basis for providing the certification.
Based on its reasonable country of origin inquiry, the Company concluded that it has no reason to believe that tungsten in the barrel hoops may have originated in a Covered Country and that no conflict minerals report is required at this point.
As required by the Rule, the Company is providing a copy of this Form SD under the heading “Conflict Minerals” on the Corporate Governance page of the Company’s Investor Relations website at http://ir.mgpingredients.com/governance.cfm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014

MGP INGREDIENTS, INC.

By: _/s/ Don Tracy______________________
Donald P. Tracy
Interim Co-Chief Executive Officer

By: _/s/ Randy M. Schrick_______________
Randy M. Schrick
Interim Co-Chief Executive Officer